Paris, February 13, 2007

2006: In a difficult environment, another year of growth in adjusted EPS excluding selected items

Comparable net sales[1]:	up 8.4% in Q4,	up 4.0% in 2006
Adjusted EPS[1]:	down 5.6% in Q4,	up 10.3% in 2006
Adjusted EPS[1] excluding selected items[2]:	down 1.0% in Q4,	up 5.9% in 2006 at €4.88

The consolidated income statement for 2006 is provided in the appendices. Consolidated net income after minority interests for the period was €4,006 million, compared with €2,258 million in 2005, after the impact of the accounting treatment of acquisitions (primarily the acquisition of Aventis) and restructuring costs for a total amount of €3,034 million after tax in 2006 and €4,077 million in 2005 .

In order to give a better representation of its underlying economic performance, the group has decided to present and explain an adjusted consolidated income statement1 for 2006 and the fourth quarter of 2006, and to compare them with an adjusted consolidated income statement for 2005 and the fourth quarter of 2005 respectively. Adjusted net income for 2006 was €7,040 million, compared with €6,335 million for 2005.

Unless otherwise indicated, all sales growth figures in this press release are stated on a comparable basis1.

FOURTH QUARTER: Sustained sales growth

■	8.4% growth (5.0% on a reported basis) in net sales to €7,356 million, despite the ongoing impact of healthcare reforms in France and Germany.

■	Fourth-quarter sales impacted by a generic of clopidogrel bisulfate in the United States.

■	12.5% growth in “Operating income – current”

■	Adjusted EPS of €1.02, down 5.6%, or €1.01 excluding selected items[2], down 1.0%.

2006 FULL-YEAR: Demonstrated ability to deliver EPS growth in a year penalized by generics

■	Net sales: €28,373 million, up 4.0% (up 3.9% on a reported basis). Excluding the impact of generics of 4 products[3] in the United States, sales growth would have been 8.2%.

■	Sustained effort in R&D: up 9.5% to €4,430 million.

■	Adjusted EPS of €5.23, up 10.3%.

■	5.9% growth in adjusted EPS excluding selected items[2] (to €4.88, against €4.61 in 2005).

R&D: Significant progress in pipeline with 46 projects in phase IIb/III compared to 35 in February 2006

DIVIDEND: 15.1% increase in the dividend to €1.75 per share to be submitted for approval at the Annual General Meeting of May 31, 2007

2007 GUIDANCE

Barring major adverse events (including events on Lovenox® and Plavix® in the US), the Group expects a growth in 2007 adjusted EPS excluding selected items in the same order of magnitude as 2006 growth, despite the end of protection for Ambien® IR in the United States in April 2007 and generic competition for Eloxatin® in Europe. (see hypothesis p13)

[1]	Refer to the Appendices for definitions of financial indicators
[2]	Refer to Appendix 6
[3]	Excluding net sales in the United States of Allegra®, Amaryl®, Arava® and DDAVP® (generics introduced in the second half of 2005)

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2006 fourth-quarter and full-year net sales

In the fourth quarter of 2006, sanofi-aventis recorded net sales of €7,356 million, a rise of 8.4%. Exchange rate movements (two-thirds relating to the U.S. dollar) had an unfavorable effect of 3.2 points. Changes in Group structure had a negative effect of 0.2 of a point. On a reported basis, net sales increased by 5.0%.

Full-year net sales rose by 4.0% to €28,373 million. Exchange rate movements had a favorable effect of 0.4 of a point. Changes in Group structure had a negative effect of 0.5 of a point. On a reported basis, net sales rose by 3.9%.

Net sales by business segment

Net sales reported by sanofi-aventis comprise net sales generated by the pharmaceuticals business and net sales generated by the human vaccines business.

Pharmaceuticals

Fourth-quarter net sales for the pharmaceuticals business reached €6,550 million, up 6.2%. Net sales of the top 15 products were 11.0% higher at €4,421 million, representing 67.5% of pharmaceuticals net sales, against 64.6% for the comparable period in 2005.

Over 2006 as a whole, pharmaceuticals net sales, despite being impacted by generics of 4 products4 in the United States and the effect of healthcare reforms in France and Germany, reach €25,840 million up 2.5%. Net sales of the top 15 products were up 6.4% at €17,289 million, representing 66.9% of pharmaceuticals net sales, compared with 64.4% in 2005. Excluding the impact of generics of Allegra® and Amaryl® in the United States, growth in net sales of the top 15 products would have been 12.4%.

€ million	Q4 2006 net sales	Change on a comparable basis	2006 net sales	Change on a comparable basis
Lovenox®	614	+11.8%	2,435	+12.9%
Plavix®	541	+5.0%	2,229	+9.6%
Stilnox®/Ambien®/Ambien CR™	580	+42.5%	2,026	+33.3%
Taxotere®	437	+6.6%	1,752	+8.4%
Eloxatin®	402	-1.5%	1,693	+7.8%
Lantus®	451	+35.8%	1,666	+36.9%
Copaxone®	273	+11.0%	1,069	+17.9%
Aprovel®	265	+15.7%	1,015	+13.3%
Tritace®	271	-3.9%	977	-4.8%
Allegra®	163	+7.9%	688	-49.7%
Amaryl®	105	-19.8%	451	-33.5%
Xatral®	84	-5.6%	353	+7.3%
Actonel®	87	-1.1%	351	+6.7%
Depakine®	74	-6.3%	301	-5.3%
Nasacort®	74	+8.8%	283	+0.7%

TOTAL TOP 15	4,421	+11.0%	17,289	+6.4%
TOTAL TOP 15 excl. impact of Allegra® and Amaryl® in the USA*	4,325	+11.1%	16,890	+12.4%

*    Excluding net sales of Allegra® and Amaryl® in the United States

[4]	Allegra®, Amaryl®, Arava®, DDAVP®

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In the fourth quarter, net sales of other pharmaceutical products decreased by 2.5% to €2,129 million. This decrease reflects varied performances by geographical region. In Europe, net sales of other pharmaceutical products were adversely affected by healthcare reforms in France and Germany, down 4.1% to €1,278 million. In the rest of the world excluding the United States, net sales of these products rose by 4.4% to €671 million.

Over 2006 as a whole, net sales of other pharmaceutical products were down 4.6% at €8,551 million. This part of the portfolio showed a 4.1% increase in net sales to €2,614 million in the rest of the world excluding the United States, and a 5.3% decrease to €5,170 million in Europe.

Excluding the impact of generics of DDAVP® and Arava® in the United States5, net sales of other pharmaceutical products would have been down 2.4% in 2006.

Human Vaccines

Fourth-quarter consolidated net sales for the human vaccines business increased by 30.0% to €806 million. As expected, sales were helped by the postponement of US influenza vaccine sales from the third to the fourth quarter. The Group exceeded its target of delivering 50 million doses of Fluzone® in this territory in 2006 (55 million doses delivered).

Menactra® recorded fourth-quarter net sales of €45 million, up 46.9%, and 2006 full-year net sales of €242 million, an increase of 36.3%.

Sales of AdacelTM (adult tetanus-diphtheria-pertussis booster), launched in the United States in July 2005, reached €30 million in the fourth quarter and €154 million over the full year. A new production facility was approved by the FDA in August 2006 and should enable sanofi pasteur to better respond to demand for certain pertussis vaccines from 2007 onwards.

2006 full-year consolidated net sales for the human vaccines business reached €2,533 million, a rise of 22.7%. Full-year sales of H5N1 vaccines totaled €151 million. Sanofi pasteur also signed a new contract with the U.S. government in November 2006 for a stockpile of a new type of H5N1 pre-pandemic vaccine. The value of this contract could reach $117.9 million, with the exact amount depending on the number of doses that can be produced. Shipment of the vaccine will take place in 2007.

€ million	Q4 2006 net sales	Change on a comparable basis	2006 net sales	Change on a comparable basis
Polio/Whooping Cough/Hib Vaccines	141	+28.2%	633	+18.5%
Adult Booster Vaccines	76	+33.3%	337	+23.4%
Influenza Vaccines	439	+36.8%	835	+27.5%
Travel Vaccines	48	+2.1%	239	+34.3%
Meningitis/Pneumonia Vaccines	57	+26.7%	310	+22.0%
Other vaccines	45	+12.5%	179	+5.3%

TOTAL	806	+30.0%	2,533	+22.7%

Fourth-quarter sales of Sanofi Pasteur MSD, the joint venture with Merck & Co in Europe, rose by 59.8% on a reported basis to €257 million. Quarterly sales benefited from the postponement of Vaxigrip® influenza vaccine sales from the third quarter to the fourth quarter.

[5]	Excluding net sales of Arava® and DDAVP® in the United States

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Followings its approval by the European Union, Gardasil® (Merck & co), the first vaccine designed to prevent genital warts caused by human papillomavirus (HPV) types 6, 11, 16 and 18, and in particular cervical dysplasia and carcinoma was launched by Sanofi Pasteur MSD. Gardasil is now available in 13 European countries, including France, Germany and the United Kingdom. Other countries, including Spain and Italy, will follow during 2007.

Rotateq® (Merck & Co) was approved by the European authorities in June 2006 for the prevention of rotavirus gastroenteritis in infants. It was launched by Sanofi Pasteur MSD in Austria, Portugal and Germany in October 2006 and in France in January 2007.

Sanofi Pasteur MSD posted 2006 full-year sales of €724 million, up 5.3% on a reported basis. Excluding Hexavac®, which was suspended by the EMEA in September 2005, Sanofi Pasteur MSD would have recorded growth in sales of 12.3% on a reported basis.

Sanofi Pasteur MSD sales are not consolidated by sanofi-aventis.

Net sales by geographical region

€ million	Q4 2006 net sales	Change on a comparable basis	2006 net sales	Change on a comparable basis
Europe	3,062	+1.0%	12,219	+1.1%
United States	2,661	+15.6%	9,966	+3.9%
Other countries	1,633	+12.4%	6,188	+10.5%

TOTAL	7,356	+8.4%	28,373	+4.0%

In Europe, fourth-quarter net sales were up slightly by 1.0%, in a context of ongoing healthcare reforms in France and Germany.

The German reforms, especially the pressure on doctors to curb prescriptions, led to a marked deceleration in the pharmaceutical market and in sanofi-aventis local sales during the third and fourth quarters. In addition, some of the Group products continued to be hit by parallel imports.

The reform of the healthcare system in France has involved higher taxes on reimbursed prescription drugs, reclassification of some products as non-reimbursable, and greater penetration of generics. The Group local sales, which are particularly vulnerable because of its position as market leader, were down significantly. Over 2006 as a whole, net sales in Europe rose by 1.1%.

In the United States, fourth-quarter sales growth was driven notably by strong growth in sales of Ambien®/Ambien CRTM, Lantus® and vaccines.

Over 2006 as a whole, sales grew by a modest 3.9%. Excluding the impact on sales of generic competition for 4 products3 in 2005, sales would have risen by 17.2%.

In “Other Countries”, sales growth accelerated in the fourth quarter to 12.4%. Over the full year, sales growth was 10.5%. Latin America and Asia continue to record strong growth.

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Developed sales1

Developed sales give an indication of the overall presence of sanofi-aventis products in the market. Fourth-quarter developed sales were €7,937 million, a rise of 2.1%, reflecting the situation of Plavix® in the United States (see comments on developed sales of Plavix®). Over 2006 as a whole, developed sales grew by 2.6% to €31,575 million. From the first quarter of 2007, we will stop reporting developed sales. However, we will continue to comment on the worldwide presence of Plavix® and Aprovel®.

Developed sales of Plavix® / Iscover®:

€ million	Q4 2006	Change on a comparable basis	2006	Change on a comparable basis
Europe	436	+4.1%	1,715	+8.4%
United States	273	-61.5%	2,167	-16.4%
Other countries	183	+18.1%	702	+18.8%

TOTAL	892	-30.5%	4,584	-3.8%

On August 8, 2006, Apotex announced that it had launched a generic version of clopidogrel bisulfate 75 mg tablets in competition with Plavix® in the United States. On August 31, 2006, the U.S. District Court for the Southern District of New York granted the motion filed by sanofi-aventis and Bristol-Myers Squibb for a preliminary injunction and ordered Apotex to halt sales of its generic version of clopidogrel bisulfate. However, the Court did not order the recall of products already sold by Apotex.

As a result, sales of Plavix® in the United States have been hit hard since August 8, 2006. Fourth-quarter sales of Plavix® in the United States were €273 million. Growth in total prescriptions (TRx) of clopidogrel bisulfate remained strong, at 11.8%6 in the fourth quarter and 13.0%7 in 2006 as a whole. In the last week of December, the share of total clopidogrel bisulfate prescriptions taken by Plavix® was rising sharply, reaching 44.3%8, compared with 21.3%8 in the last week of September.

In August 2006, the Food and Drug Administration approved a new indication for Plavix® in patients suffering from acute ST-segment elevation myocardial infarction, to reduce the rate of death from any cause and the rate of a combined endpoint of re-infarction, stroke or death. The same indication was approved in the European Union in September 2006.

In Europe, fourth-quarter net sales of Plavix® rose by 4.1% to €436 million. This low rate of growth was largely due to a decline in sales in Germany, reflecting a marked slowdown in the local market as well as parallel imports, plus the effect of a 5% reduction in prices in France on September 1, 2006

In Japan, the launch of Plavix® as a treatment for the reduction of recurrence after ischemic cerebrovascular disorder continued. The 6-month Post-Marketing Vigilance Period ended during the fourth quarter, though the two-week limit on prescriptions also imposed by the Japanese authorities will remain in force until May 2007. Full-year net sales were €12 million. The application relating to Plavix® as a treatment for acute coronary syndrome was filed with the Japanese authorities at the end of 2006.

[6]	IMS NPA 3 channels-Q4 2006
[7]	IMS NPA 3 channels- YTD 2006
[8]	IMS NPA 2 channels

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Developed sales of Aprovel®/ Avapro®/ Karvea®:

€ million	Q4 2006	Change on a comparable basis	2006	Change on a comparable basis
Europe	229	+13.4%	878	+11.4%
United States	138	+5.3%	516	+12.7%
Other countries	98	+16.7%	370	+14.9%

TOTAL	465	+11.5%	1,764	+12.5%

Fourth-quarter developed sales of Aprovel®/Avapro®/Karvea® were up 11.5% at €465 million. In the United States, the product posted net sales growth of 5.3% in the fourth quarter. Over the full year, total prescriptions were up 3.9%7.

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Comments by product

Geographical split of consolidated net sales by product (Top 15)

Q4 2006 net sales (€ million)	Europe	Change on a comparable basis	United States	Change on a comparable basis	Other countries	Change on a comparable basis
Lovenox®	174	+7.4%	379	+14.2%	61	+10.9%
Plavix®	415	+7.5%	5	-87.2%	121	+34.4%
Stilnox®/Ambien®/Ambien CR™	23	-14.8%	532	+47.8%	25	25.0%
Taxotere®	178	+9.9%	174	+1.2%	85	+11.8%
Eloxatin®	124	-11.4%	235	1.7%	43	+16.2%
Lantus®	134	+19.6%	277	+42.8%	40	+53.8%
Copaxone®	72	+18.0%	186	+8.1%	15	+15.4%
Aprovel®	213	+15.1%	—	—	52	+18.2%
Tritace®	122	-17.6%	3	0.0%	146	+11.5%
Allegra®	8	-11.1%	93	+12.0%	62	+5.1%
Amaryl®	33	-44.1%	3	-66.7%	69	+9.5%
Xatral®	45	-26.2%	25	+47.1%	14	+27.3%
Actonel®	57	-9.5%	—	—	30	+20.0%
Depakine®	52	-8.8%	—	—	22	+0.0%
Nasacort®	9	0.0%	58	+11.5%	7	0.0%

2006 net sales (€ million)	Europe	Change on a comparable basis	United States	Change on a comparable basis	Other countries	Change on a comparable basis
Lovenox®	689	+6.5%	1,502	+16.0%	244	+13.5%
Plavix®	1,617	+9.5%	156	-26.1%	456	+32.2%
Stilnox®/Ambien®/Ambien CR™	95	-12.0%	1,838	+38.1%	93	+14.8%
Taxotere®	714	+14.2%	708	+1.0%	330	+13.8%
Eloxatin®	564	+3.7%	965	7.3%	164	+29.1%
Lantus®	520	+26.5%	1,006	+39.7%	140	+62.8%
Copaxone®	279	+20.8%	733	+17.5%	57	+9.6%
Aprovel®	808	+11.4%	—	—	207	+21.1%
Tritace®	509	-11.5%	16	+100.0%	452	+2.0%
Allegra®	51	-1.9%	384	-62.7%	253	-11.2%
Amaryl®	174	-31.5%	15	-91.9%	262	+10.1%
Xatral®	210	-10.3%	92	+73.6%	51	+21.4%
Actonel®	242	+3.4%	—	—	109	+14.7%
Depakine®	210	-10.3%	—	—	91	+8.3%
Nasacort®	41	+7.9%	214	-0.5%	28	0.0%

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Net sales of Lovenox®, the leading low molecular weight heparin on the market, reached €614 million in the fourth quarter, a rise of 11.8%. Growth of the product continues to be driven by its increasing use in medical prophylaxis. Sales in Europe increased by 12.9%.

Filing for approval of Lovenox® as a treatment for patients suffering from acute ST-segment elevation myocardial infarction (ExTRACT study) took place in the fourth quarter in both Europe and the United States (priority review granted by the FDA). This new indication is expected to further enhance the superiority of Lovenox over non-fractioned heparins.

The results of the PREVAIL study were presented at the 48th annual congress of the American Society of Hematology (ASH) in Orlando in December 2006. The results demonstrated a significant 43% reduction in venous thromboembolism (VTE) events with enoxaparin versus unfractionated heparin (UFH) in medically- ill patients hospitalized for acute ischemic stroke.

Sales of Plavix® raw materials to the United States, which are consolidated by sanofi-aventis, fell by 87.2% to €5 million during the fourth quarter due to the launch of a generic version of clopidogrel bisulfate 75 mg tablets by Apotex. Excluding this effect, consolidated net sales of Plavix® would have risen by 12.6% in the quarter and by 13.3% over the full year.

Net sales of Ambien®/Ambien CR™ in the United States rose by 47.8% in the quarter to €532 million. The products had a market share of 46.2%9 in December, versus 45.2% in September (IMS NPA-3 channels - September 2006). At end December, prescriptions of Ambien CR™ represented 31.8% of prescriptions of Ambien® brand products (IMS NPA Retail and Mail order).

At end November 2006, the FDA granted pediatric exclusivity to Ambien® and AmbienCRTM. One effect of this decision is to delay the introduction of generics of Ambien® IR until April 2007.

In Japan, sales of Myslee® (developed sales) reached €119 million in 2006, an increase of 15.7%.

Taxotere® recorded strong fourth-quarter growth of 11.8% in “Other Countries” and 9.9% in Europe. In the United States, the competitive environment remains difficult, and the product posted sales growth of 1.2% to €174 million.

On December 14, 2006, results from the second interim efficacy and safety analysis from the BCIRG 006 Phase III breast cancer study were presented at the 29th Annual San Antonio Breast Cancer Symposium. These results confirmed, at a 3-year median follow-up, that Herceptin® (trastuzumab) combined with Taxotere® (docetaxel) based regimens significantly improved disease-free survival for women with early HER2-positive breast cancer.

In 2006, Taxotere® was approved in the United States and Europe for two new indications:

-	advanced stage gastric cancer in combination with the standard treatment (cisplatin and 5-fluorouracil)

-	as induction treatment for patients with head and neck cancer in combination with a classic regimen (cisplatin and 5-fluorouracil).

The FDA has granted a pediatric extension for Eloxatin® in the United States, extending the data protection period by six months until February 2007, as well as the other regulatory exclusivity periods.

Fourth-quarter net sales of Eloxatin® in Europe were down 11.4% at €124 million due to the introduction of generics in Germany and the United Kingdom.

[9]	IMS NPA 3 channels-December 2006

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Lantus®, the world’s leading insulin brand, continues to record excellent performances, with net sales up 35.8% in the fourth quarter to €451 million. Net sales of the product in 2006 reached €1,666 million, up 36.9%. The new disposable pen, Solostar®, was approved in Europe in September 2006, and the application is currently under review in the United States. The first launch of Solostar® took place in the final quarter of 2006.

Acomplia® has been launched in the United Kingdom (end June 2006), Denmark (August), Germany, Ireland, Norway, Finland (all in September), Austria and Argentina (both in October), Sweden (November) and Greece (December). Fourth-quarter net sales were €20 million, and full-year net sales €31 million. The product was launched in Chile and Mexico in January 2007.

Acomplia® has been very favorably received by specialists and general practitioners for obese patients presenting cardiometabolic risk factors.

On January 12, 2007, the German Ministry of Health published its decision to ratify the recommendation of the Federal Joint Committee (“G-BA”) to classify Acomplia® as a “comfort” or “lifestyle” drug, not available for reimbursement under the German compulsory health insurance scheme. Sanofi-aventis believes that this classification is unjustified given the profile of the drug, and is challenging it in court.

The results of the SERENADE study were presented on December 5, 2006 at the World Diabetes Congress of the International Diabetes Federation held in Cape Town, South Africa. The SERENADE results showed that patients receiving rimonabant showed significant improvements in blood sugar control and weight, as well as in other risk factors such as HDL-cholesterol (good cholesterol) and triglycerides, when compared to placebo in type 2 diabetes patients not currently treated with anti-diabetic medications. SERENADE is the second study, following RIO-DIABETES, to demonstrate that rimonabant significantly improves blood sugar control in type 2 diabetes patients.

The SERENADE dossier was filed with the European healthcare authorities in December 2006.

Regarding the ongoing review of rimonabant in the United States, a complete response to the approvable letter received from the FDA on February 17, 2006 was submitted by sanofi-aventis on October 26, 2006. The FDA has accepted this as a complete class 2 response, and set a user fee goal date of April 26, 2007.

An application for Sculptra® for volume restoration and/or correction of facial wrinkles and folds was filed with the FDA in the second half of 2006.

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Adjusted consolidated income statement

The adjusted consolidated income statement is presented in Appendix 3.

Refer to Appendix 1 for a definition of “adjusted net income”, and to Appendix 4 for a reconciliation of the consolidated income statement to the adjusted consolidated income statement.

Fourth quarter of 2006

Net sales generated by sanofi-aventis in the fourth quarter of 2006 rose by 5.0% on a reported basis to €7,356 million.

Gross profit was €5,627 million. The gross margin ratio was 76.5%, against 77.7% in the comparable period of 2005. This reduction was mainly due to two factors:

-	A fall in other revenues (royalties) from €336 million to €228 million due to the marked drop in sales of Plavix® in the United States because of competition from a generic version.

-	A 0.5 point improvement (to 26.6%) in the ratio of cost of sales to net sales. In the fourth quarter, the ratio of cost of sales to net sales was in line with the ratio for the first 9 months of 2006.

Research and development expenses were 5.3% higher at €1,211 million.

Selling and general expenses were 5.7% lower than in the fourth quarter of 2005 at €2,153 million, equivalent to 29.3% of net sales. There was a continuation in the quarter of the slowdown in selling expenses in the United States, Germany and France as sanofi-aventis adapted to the changing market environment. In the “Other Countries” zone, the group strengthened its marketing efforts. There was again a reduction in general expenses relative to the fourth quarter of 2005.

Operating income – current was up 12.5% at €2,272 million, and represented 30.9% of net sales as opposed to 28.8% in the fourth quarter of 2005.

The charge relating to sanofi-aventis’ efforts to adapt to the changing market environment was €176 million.

The €214 million charge for asset impairment relates notably to the impairment of industrial assets associated with Ketek®, for which potential sales (€155 million in 2006) are affected by the restriction on indications in June 2006 and the recommendation of the FDA Joint Advisory Committee in December 2006.

Operating income was down 7.7% at €1,898 million.

Net financial income was €66 million, against net expense of €21 million for the comparable period of 2005. In 2006, the figure includes the €101 million capital gain arising on the divestment of the holding in Rhodia.

The interest charge on debt reached €36 million, against €79 million in the fourth quarter of 2005. In the fourth quarter, this figure included the full-year positive impact (€34 million) of the hedging of US commercial paper drawdowns using euro swaps. This amount was previously recorded in exchange gains and losses, a different component of financial income and expense.

Income tax expense was €534 million, against €643 million in the fourth quarter of 2005. The tax rate was 27.2%, against 31.6% for the comparable period of 2005. The fourth quarter of 2006 benefited from a net reduction in provisions for tax exposures.

The share of profits from associates was €50 million, compared with €140 million in the fourth quarter of 2005. This item was hit by the situation affecting Plavix® in the United States, and reflects the decline in the share of after-tax profits from territories managed by BMS (primarily the United States) under the Plavix® and Avapro® alliance (€12 million, against €109 million in the fourth quarter of 2005).

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Minority interests totaled €103 million, against €88 million in the fourth quarter of 2005. This line includes the share of pre-tax profits paid over to BMS from territories managed by sanofi-aventis (€98 million, versus €80 million in the fourth quarter of 2005).

Adjusted net income was down 4.6% at €1,377 million.

Adjusted earnings per share (EPS) was €1.02, 5.6% lower than the 2005 fourth-quarter figure of €1.08, based on an average number of shares outstanding of 1,348.8 million in the fourth quarter of 2006 and 1,338.5 million in the fourth quarter of 2005.

After excluding selected items, adjusted net income was €1,368 million, up 0.6% on the 2005 fourth-quarter figure of €1,360 million (see Appendix 6).

After excluding selected items, adjusted EPS was €1.01, 1.0% lower than the 2005 fourth-quarter figure of €1.02 (see Appendix 6).

2006 full-year

Net sales generated by sanofi-aventis in 2006 were €28,373 million, an increase of 3.9% on a reported basis.

Gross profit was €21,934 million. The gross margin ratio was 77.3%, versus 78.1% in 2005. Other revenues were down 7.2% at €1,116 million, against €1,202 million in 2005, due to the drop in royalties generated by Plavix® in the United States since the third quarter. The ratio of cost of sales to net sales deteriorated by 0.3 of a point to 26.6%, with the impact of generics of Allegra®, Amaryl®, Arava® and DDAVP® in the United States over the first 9 months of 2006 not totally offset by the improvement in product mix

Research and development expenses were 9.5% higher than in 2005 at €4,430 million, representing 15.6% of net sales (versus 14.8% in 2005). The increase reflects the stepping up of phase III clinical trials during the year in pharmaceuticals and higher R&D spend in vaccines.

Selling and general expenses decreased 2.8% in 2005 to €8,020 million, or 28.3% of net sales, reflecting the rapid and selective adaptation of our resources.

Other current operating income and expenses totaled €275 million, against €137 million in 2005. The improvement was mainly due to the income generated by the agreement with Prasco on the marketing of authorized generics in the United States, plus a better foreign exchange result (net loss of €13 million in 2006, against a net loss of €79 million in 2005).

Operating income – current advanced by 6.1% to €9,627 million, and represented 33.9% of net sales, an improvement of 0.7 of a point on 2005.

The €176 million restructuring charge relates to the Group’s efforts to adapt to changes in its market environment. The €217 million charge for the impairment of property, plant and equipment and intangibles relates notably to the impairment of industrial assets associated with Ketek®.

Other operating income and expenses totaled €536 million. This line includes gains on disposals of €550 million, of which €460 million (€384 million after tax) relates to Exubera® and €45 million to the sale of the residual 30% interest in an Animal Nutrition business.

Operating income was up 7.1% at €9,770 million.

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Net financial expense came to €80 million, compared with €245 million in 2005. The reduction in net financial expense was mainly attributable to a reduction in debt due to the cash flow generated by sanofi-aventis. Interest charge on debt was €286 million, versus €418 million in 2005. In 2006, net financial expense benefited from the reclassification of the €34 million gain on hedging of US commercial paper drawdowns.

Net financial expense was also helped by gains on financial instruments (€68 million, versus €49 million in 2005). Gains on disposals of investments in 2006 (€108 million, mainly Rhodia) were slightly ahead of those recorded in 2005 (€94 million).

Income tax expense was €2,816 million, compared with €2,774 million for 2005, giving a tax rate of 29.1%, against 31.3% for 2005. The effective tax rate was 30.6% in 2006.

The share of profit from associates totaled €559 million, compared with €584 million in 2005. This line includes the share of after-tax profits from territories managed by BMS (primarily the United States) under the Plavix® and Avapro® alliance (€320 million, compared with €404 million in 2005). These profits have been negatively impacted since third quarter by a generic of clopidogrel bisulfate in the United States.

There was a significant increase in the contribution from Merial in 2006.

Minority interests amounted to €393 million, compared with €349 million in 2005. This line includes the share of pre-tax profits paid over to BMS from territories managed by sanofi-aventis (€375 million, versus €300 million in 2005).

Adjusted net income was up 11.1% at €7,040 million.

Adjusted earnings per share (EPS) was €5.23, 10.3% higher than in 2005 (€4.74), based on an average number of shares outstanding of 1,346.8 million in 2006 and 1,336.5 million in 2005.

Excluding selected items, adjusted net income was €6,571 million, 6.6% up on 2005 (€6,167 million) (see Appendix 6).

Excluding selected items, adjusted EPS was €4.88, 5.9% higher than in 2005 (€4.61) (see Appendix 6).

2006 consolidated statement of cash flows and balance sheet

Operating cash flow before changes in working capital totaled €7,610 million, against €6,637 million in 2005.

Working capital needs increased by €1,006 million, compared with €239 million in 2005. Operating working capital needs rose at a slightly higher rate than net sales: the usual time delay between the accounting recognition and payment of taxes had an adverse effect in 2006, as opposed to 2005 when these timing differences had a positive effect.

Investing activities generated net cash outflows of €790 million. Acquisitions of property, plant and equipment and intangibles amounted to €1,454 million, while acquisitions of investments totaled €509 million, the main item being the acquisition of a 24.87% interest in Zentiva (€433 million). Disposals generated €1,174 million net of taxes, the main items being the Exubera® rights (€821 million) and the interest in Rhodia (€182 million).

After the dividend payout of €2 billion, net cash generated during 2006 was €4.1 billion, enabling consolidated net debt to be cut from €9.9 billion at December 31, 2005 to €5.8 billion et December 31, 2006. Gearing stood at 12.6% at December 31, 2006, compared with 21.4% at December 31, 2005.

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2007 Guidance

Barring major adverse events (including events on Lovenox® and Plavix® in the US), the Group expects a growth in 2007 adjusted EPS excluding selected items in the same order of magnitude as 2006 growth, despite the end of protection for Ambien® IR in the United States in April 2007 and generic competition for Eloxatin® in Europe.

This guidance is prepared using an exchange rate of 1 euro = 1.25 dollar, with sensitivity to the euro/dollar exchange rate estimated at 0.6% of growth for a 1-cent movement in the exchange rate.

2006 Dividend

Sanofi-aventis Board of Directors in its meeting of February 12, 2007, decided to ask the Shareholders’ Annual General Meeting of May 31, 2007 to approve a dividend of €1.75 per share, an increase of 15.1% on the previous year (€1.52).

The dividend payment date will be June 7, 2007.

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Research and Development

Sanofi-aventis research and development portfolio has made significant strides in the last one year. It currently has 46 projects in Phase IIb / Phase III compared to 35 in February 2006.

Since February 2006, the following projects entered either phase IIb or phase III:

-Three projects in oncology entered phase III (VEGF Trap, S-1 and XRP6258).

-Seven projects entered phase IIb:

-AVE1625, a CB1 antagonist in obesity and related lipid disorders;

-AVE 5530, a cholesterol absorption inhibitor;

-AVE 5026, an indirect Xa/IIa inhibitor in thrombosis;

-SSR149415, a VIB receptor antagonist in depression;

-Surinabant (SR14778), a CB1 antagonist in smoking cessation.

-Icatibant, a bradykinin B2 receptor antagonist in osteoarthritis;

-Ferroquine in malaria.

-Five projects in vaccines entered phase III: Flu Micro-injection, Flu infants, Flu new formulation, Menactra® toddler 1-2 years, UnifiveTM (combination vaccine). The project for pandemic flu is in phase IIb.

Two projects were discontinued; tirapazamine in head and neck cancer and SR31747 in prostate cancer.

The highlights of the progress made in the R&D projects are as follows:

Metabolic disorders:

Acomplia® (rimonabant): Results of a 526-patient phase IIb study conducted in Japan provided the first data in an Asian patient population. The study demonstrated an impressive consistency in terms of benefits on cardiometabolic risk factors with results of previous studies. In addition, a reduction in visceral fat was observed in patients who underwent a CT-scan. Rimonabant demonstrated a good safety profile. Phase III trials are currently in progress for two indications: diabetes and weight management. The company intends to submit the registration file in 2009 in Japan.

AVE2268, a new renal SGLT2 inhibitor, demonstrated proof of concept in a phase I study. Phase IIb trials with AVE 2268 have been initiated. Results are expected in Q4 2007.

Thrombosis:

Biotinylated idraparinux (SSR126517) is a neutralizable selective inhibitor of coagulation factor Xa. SSR126517 is a long-acting synthetic pentasaccharide, with the addition of biotin hook allows quick and efficient neutralization following the infusion of avidin. This unique profile provides SSR126517 potentially with a competitive advantage over current oral anticoagulants. The clinical development program was designed to bridge clinical results obtained with idraparinux. In Deep Vein Thrombosis, a bioequipotency study, EQUINOX, was initiated in 2006. Another study was also initiated in pulmonary embolism, CASSIOPEA. A Phase III trial to demonstrate the efficacy of biotinylated idraparinux in the prevention of stroke in Atrial Fibrillation patients is scheduled to start in H2 2007.

SR123781 is a synthetic short-acting hexadecasaccharide which exhibit highly potent indirect factor Xa and factor IIa inhibition properties. SR123781 is currently being studied in two phase IIb studies: the DRIVE trial in patients undergoing total hip replacement surgery, and the SHINE study in patients with non-ST elevated acute coronary syndrome. Results of both studies are expected in H2 2007.

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AVE5026 is a ultra low molecular weight heparin with a high ratio of anti-factor Xa activity to anti-factor IIa activity, as compared to low-molecular-weight heparins. This once-a-day antithrombotic agent is being developed primarily in the prevention of venous thromboembolic events in cancer patients. Phase IIb results are expected in H2 2007.

Otamixaban (XRP0673) is a synthetic, short-acting, direct and selective factor Xa inhibitor displaying a quick onset/offset (short initial half-life) designed for use in acute coronary syndrome patients undergoing invasive treatment. The primary targeted indication is the treatment of acute coronary syndrome. SEPIA-PCI, a phase IIa study showed a good safety profile with predictable and dose proportional anticoagulant activity. SEPIA-ACS, a phase IIb study, is being initiated.

Cardiovascular:

Multaq (dronedarone) is a new anti-arrhythmic agent developed for the treatment of atrial fibrillation. The ATHENA morbi-mortality study has completed enrollment of 4,600 patients. Results of ATHENA will be available early 2008. Depending upon the results of this study, the company’s intention is to submit a new marketing authorization application in 2008.

Celivarone (SSR149744C) is a new anti-arrhythmic once-a-day drug developed for the treatment of atrial fibrillation. The 673-patient MAIA study showed a trend towards reduction in recurrences of atrial fibrillation events at a dose of 50mg/day vs. placebo. It also demonstrated a good safety profile at all tested doses (i.e. 50 to 300mg/day) and absence of dose-effect relationship. A new study is under preparation to evaluate lower doses.

NV1FGF (XRP0038) is an injectable non-viral DNA plasmid and gene therapy-based approach for the promotion of angiogenesis in CLI (Critical Limb Ischemia). This innovative approach may have the potential to reduce the number of amputations and potentially to replace invasive methods like angioplasty and surgery. NV1FGF will enter Phase III of development in Q2 2007.

Central nervous system:

Saredutant (SR48968) is a NK2 receptor antagonist in phase III for the treatment of Major Depressive Disorder (MDD) and General Anxiety Disorder (GAD). Four phase III studies (two studies statistically significant, two studies not statistically significant versus placebo) evaluating saredutant in the treatment of MDD demonstrated a statistically significant overall efficacy versus placebo on depressive symptoms. Saredutant was very well tolerated in these studies.

In addition, results of four other phase III studies are expected in 2007/2008.

Amibegron (SR58611) is a selective beta 3 agonist also in phase III in MDD and GAD. The company is currently conducting six phase III trials in MDD as well as five trials in GAD. The total number of patients enrolled exceeds 4,500. Initial results will become available in H2 2007.

Internal medicine:

Icatibant (HOE140), bradykinin B2 receptor antagonist, demonstrated effective, quick and sustained pain relief for osteoarthritis of the knee in a phase II trial. Results of the on-going phase IIb study are expected in Q2 2007.

Satavaptan (SR121463), a vasopressin V2 receptor antagonist, confirms in study DFI4522 that a pure aquaretic agent has therapeutic interest in the reduction in the number of paracentesis in recurrent ascites.

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Ferroquine (SR97193), studied in the treatment of malaria entered into phase IIb.

Oncology:

S-1 (agreement with Taiho) is a novel oral 5-FU derivative which delivers improvements on current fluoropyrimidine-based cancer therapies. In collaboration with Taiho, sanofi-aventis is conducting a registration seeking Phase III study, the FLAGS study, in first line advanced gastric cancer. Recruitment of the 1,050-patient targeted population is expected to complete in Q2 2007. Sanofi-aventis is also evaluating further development activities of S-1 in colorectal cancer, breast cancer and other 5-FU sensitive tumors.

Larotaxel (XRP9881) is a new taxane derivative. In a phase II study, larotaxel in monotherapy has proved to be active in metastatic breast cancer progressing after anthracycline/taxane, but did not reach superiority in a phase III study versus capecitabine in the same population. Following these results showing potential better efficacy and safety than Taxotere, a large phase III program in association with other cytotoxic agents is being implemented in breast and pancreas cancer.

XRP6258 is another new taxane derivative. It entered phase III development in the treatment of hormone refractory metastatic prostate cancer previously treated with a Taxotere containing regimen.

VEGF Trap (AVE0005) (agreement with Regeneron) is a new antiangiogenic agent to prevent neo-vascularization processes in tumors. Five Phase III studies in combination with chemotherapy in patients with several solid tumors are scheduled to start in 2007.

The first potential regulatory submission is planned in 2008.

Vaccines:

Menactra®, a conjugate vaccine to protect against Meningitis A/C/Y/W, is currently licensed in the USA as a single dose product for 11-55 years. A supplement for 2-10 years in under FDA review with licensure expected in 2007. Menactra® Toddler, which would be targeted at toddlers between 1-2 years, has moved to Phase III (following successful Phase IIB) and this development project has been give a “fast track” designation by the FDA. The expected filing date for Menactra® Toddler is 2009.

The advisory committee to the U.S. Food and Drug Administration (FDA) voted unanimously that Pentacel® (DTaP-IPV-Hib), company’s pentavalent combination vaccine for use in pediatric patients, is both safe and efficacious. Pentacel vaccine protects against diphtheria, tetanus, pertussis, polio, and Haemophilus influenzae type b (Hib). According to the current Recommended Childhood and Adolescent Immunization Schedule from the Advisory Committee on Immunization Practices (ACIP) of the U.S. Centers for Disease Control and Prevention (CDC), up to 23 injections are needed through 18 months of age. The use of Pentacel® could reduce that number of shots by seven. Sanofi Pasteur expects Pentacel® to be licensed by the FDA soon.

Two other combination vaccines, Hexaxim™ and Unifive™, tailored for the International markets, are in extensive Phase III clinical testing.

Flu micro-injection, providing superior immune response in the elderly, has entered Phase III and will be filed this year. A new formulation of flu vaccine and a flu vaccine for infants (6 weeks to 6 months age) entered also in phase III in the US.

Phase I studies with a cell culture flu vaccine have been initiated.

Sanofi Pasteur has submitted a BLA supplement for a pre pandemic H5N1 vaccine without adjuvant with the US FDA. In Europe, results obtained in a Phase II study in 600 healthy adults and elderly persons will allow Sanofi Pasteur to file a “mock up” dossier in 2007. The company has also initiated phase 1 study with H5N1 and a novel adjuvant.

16/31

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2005. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

17/31

Recent Events

October 25, 2006	Presentation of a reorganization plan for the commercial subsidiary of sanofi-aventis in France.

November 9, 2006	Marketing authorization granted for AcompliaTM in Mexico.

November 10, 2006	Announcement of reimbursement of AcompliaTM in Sweden for overweight patients with associated risk factors

November 13, 2006	Announcement of a collaborative agreement with Inserm and Innogenetics in Alzheimer’s disease.

November 20, 2006	Signature of a contract between the U.S. government and sanofi pasteur for a stockpile of new type of H5N1 pre-pandemic vaccine.

November 27, 2006	Announcement of the successful completion of the shipment of 50 million doses of influenza vaccine in the United States.

November 29, 2006	Granting of pediatric exclusivity for Ambien® and Ambien CR® in the United States.

December 5, 2006	Presentation of the results of the SERENADE study at the World Diabetes Congress of the International Diabetes Federation, showing significant improvements in blood sugar control and weight when compared to placebo in type 2 diabetes patients not currently treated with anti-diabetic medications.

December 8, 2006	Announcement that the resubmission to the FDA relating to the new drug application for rimonabant had been accepted as a complete class 2 response. The user fee goal date is April 26, 2007.

December 8, 2006	Announcement that the Federal Court of Appeal had upheld the preliminary injunction issued against Apotex on August 31, 2006 by the U.S. District Court for the Southern District of New York.

December 10, 2006	Announcement of encouraging results for Idraparinux in the Van Gogh clinical trials program.

December 12, 2006	Presentation of positive results from the PREVAIL study at the 48th Congress of the American Society of Hematology, showing that Lovenox® is more effective than unfractionated heparin for preventing the risk of venous thromboembolism in patients with acute ischemic stroke.

December 14, 2006	Presentation at the 29th Annual San Antonio Breast Cancer Symposium of results from the second interim efficacy and safety analysis from the BCIRG 006 Phase III breast cancer study, which confirm at a 3-year median follow-up that Herceptin® combined with Taxotere®-based regimens significantly improved disease-free survival for women with early HER2-positive breast cancer.

December 15, 2006	Statement from sanofi-aventis regarding the FDA Joint Advisory Committee recommendation for Ketek®.

December 20, 2006	Announcement by sanofi pasteur that it had produced over 170 million doses of influenza vaccine during 2006.

December 28, 2006	Announcement that the Canadian Federal Court of Appeals had ruled in sanofi-aventis’ favor in the Canadian Plavix® Notice of Compliance Proceedings.

January 12, 2007	Publication in the official journal of the German government of the decision by the German Ministry of Health to classify Acomplia® as a non-reimbursable “comfort” drug. Sanofi-aventis believes this classification to be unjustified given the profile of the drug, and intends to challenge it in court.

January 19, 2007	Presentation of results of a phase III study (ACTS-GC) at the 2007 Gastrointestinal Cancers Symposium in Orlando, USA, showing that the oral anticancer agent S-1 reduced significantly the relative risk of death in early stage gastric cancer patients by a significant 32 % as compared to curative surgery alone

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January 25, 2007	FDA advisory committee recommends licensure of Pentacel®

February 6, 2007	Announcement that the FDA grants priority review to Lovenox® supplemental new drug application for additional type of heart attack

February 6, 2007	Positive recommendation for Acomplia® from the Transparency Committee in France

February 9, 2007	Announcement that the Court ruled against sanofi-aventis in its Lovenox® suit against Amphastar and Teva

Financial Timetable

May 3, 2007	2007 first-quarter sales and results

May 31, 2007	Shareholders’ Annual General Meeting

August 1, 2007	2007 second-quarter sales and results

September 17, 2007	Research and Development meeting

October 31, 2007	2007 third-quarter sales and results

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Appendices

List of appendices

Appendix 1:	Explanatory notes

Appendix 2:	2006 fourth-quarter and full-year net sales by product

Appendix 3:	2006 fourth-quarter and full-year adjusted consolidated financial statements

Appendix 4:	2006 fourth-quarter and full-year reconciliations of consolidated income statement to adjusted consolidated income statement

Appendix 5:	Simplified consolidated balance sheet/consolidated statement of cash flows

Appendix 6:	Trends in selected adjusted income statement items

Appendix 1: Explanatory notes

Comparable net sales

When we refer to the change in our sales on a “comparable” basis, we mean that we exclude the impact of exchange rate movements and changes in Group structure (acquisitions and divestments of interests in entities and rights to products, and changes in consolidation method for consolidated entities).

We exclude the impact of exchange rates by recalculating sales for the prior period on the basis of exchange rates used in the current period. We exclude the impact of acquisitions by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition.

Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product.

For a change in consolidation method, the prior period is recalculated on the basis of the method used for the current period.

Reconciliation of 2005 fourth-quarter net sales to 2005 fourth-quarter comparable net sales

€ million	Q4 2005
Q4 2005 net sales	7,007
Impact of changes in Group structure	(15)
Impact of exchange rates	(205)

Q4 2005 comparable net sales	6,787

Reconciliation of 2005 full-year net sales to 2005 full-year comparable net sales

€ million	2005
2005 full-year net sales	27,311
Impact of changes in Group structure	(151)
Impact of exchange rates	116

2005 full-year comparable net sales	27,276

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Developed sales

When we refer to “developed sales” of a product, we mean our consolidated net sales minus sales of products to our alliance partners plus non-consolidated sales made through our alliances with Bristol-Myers Squibb on Plavix®/Iscover® (clopidogrel) and Aprovel®/Avapro®/Karvea® (irbesartan) and Fujisawa on Stilnox®/Myslee® (zolpidem). Our alliance partners provide us with information regarding their sales in order to allow us to calculate developed sales.

We believe that developed sales are a useful measurement tool because they demonstrate trends in the overall presence of our products in the market.

Reconciliation of net sales to developed sales

€ million	Q4 2006
Net sales	7,356
Non-consolidated sales of Plavix®/Iscover®, net of sales of product to BMS	351
Non-consolidated sales of Aprovel®/Avapro®/Karvea®, net of sales of product to BMS	200
Non-consolidated sales of Stilnox®/Myslee®, net of sales of product to Fujisawa	30

Developed sales	7,937

€ million	2006 full-year
Net sales	28,373
Non-consolidated sales of Plavix®/Iscover®, net of sales of product to BMS	2,355
Non-consolidated sales of Aprovel®/Avapro®/Karvea®, net of sales of product to BMS	749
Non-consolidated sales of Stilnox®/Myslee®, net of sales of product to Fujisawa	98

Developed sales	31,575

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Adjusted net income

We define “adjusted net income” as accounting net income after minority interests (determined under IFRS) adjusted to exclude (i) the material impacts of the application of purchase accounting to acquisitions and (ii) acquisition-related integration and restructuring costs. Sanofi-aventis believes that eliminating these impacts from net income gives investors a better understanding of the underlying economic performance of the combined Group.

The material impacts of the application of purchase accounting to acquisitions, primarily the acquisition of Aventis, are as follows:

•	Charges arising from the remeasurement of inventories at fair value, net of tax

•	Amortization/impairment expense generated by the remeasurement of intangible assets, net of tax

•	Any impairment of goodwill

Sanofi-aventis also excludes from adjusted net income any integration and restructuring costs that are specific to the acquisition of Aventis by sanofi-aventis.

€ million	Q4 2006 Consolidated financial statements (unaudited)	Q4 2006 Adjusted consolidated financial statements (unaudited)	2006 full-year Consolidated financial statements	2006 full-year Adjusted consolidated financial statements
Net sales	7,356	7,356	28,373	28,373
Net income*	575	1,377	4,006	7,040
Basic EPS	0.42	1.02	2.97	5.23

*	After minority interests

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Appendix 2: 2006 fourth-quarter and full-year net sales by product

2006 fourth-quarter net sales by product

€ million	Q4 2006 net sales	Q4 2005 comparable net sales	Q4 2005 reported net sales
Lovenox®	614	549	572
Plavix®	541	515	518
Stilnox®/Ambien®/Ambien CR™	580	407	430
Taxotere®	437	410	425
Eloxatin®	402	408	423
Lantus®	451	332	345
Copaxone®	273	246	256
Aprovel®	265	229	231
Tritace®	271	282	285
Allegra®	163	151	160
Amaryl®	105	131	135
Xatral®	84	89	91
Actonel®	87	88	89
Depakine®	74	79	80
Nasacort®	74	68	72

TOTAL	4,421	3,984	4,112

Other products	2,129	2,183	2,252

TOTAL Pharmaceuticals	6,550	6,167	6,364
Vaccines	806	620	643
TOTAL Net sales	7,356	6,787	7,007

2006 full-year net sales by product

€ million	2006 full-year net sales	2005 full-year comparable net sales	2005 full-year reported net sales
Lovenox®	2,435	2,157	2,143
Plavix®	2,229	2,033	2,026
Stilnox®/Ambien®/Ambien CR™	2,026	1,520	1,519
Taxotere®	1,752	1,616	1,609
Eloxatin®	1,693	1,570	1,564
Lantus®	1,666	1,217	1,214
Copaxone®	1,069	907	902
Aprovel®	1,015	896	892
Tritace®	977	1,026	1,009
Allegra®	688	1,367	1,345
Amaryl®	451	678	677
Xatral®	353	329	328
Actonel®	351	329	364
Depakine®	301	318	318
Nasacort®	283	281	278

TOTAL	17,289	16,244	16,188

Other products	8,551	8,968	9,061

TOTAL Pharmaceuticals	25,840	25,212	25,249
Vaccines	2,533	2,064	2,062
TOTAL Net sales	28,373	27,276	27,311

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Appendix 3: 2006 fourth-quarter and full-year adjusted consolidated financial statements

2006 fourth-quarter adjusted consolidated financial statements (unaudited)

€ million	Q4 2006 Adjusted consolidated income statement (unaudited)	as % of net sales	Q4 2005 Adjusted consolidated income statement (unaudited)	as % of net sales	% change
Net sales	7,356	100.0%	7,007	100%	+5.0%
Other revenues	228	3.1%	336	4.8%	-32.1%
Cost of sales	(1,957)	(26.6)%	(1,901)	(27.1)%	+2.9%
Gross profit	5,627	76.5%	5,442	77.7%	+3.4%
Research and development expenses	(1,211)	(16.5)%	(1,150)	(16.4)%	+5.3%
Selling and general expenses	(2,153)	(29.3)%	(2,283)	(32.6)%	-5.7%
Other current operating income	69	—	69	—	—
Other current operating expenses	(30)	—	(30)	—	—
Amortization of intangibles	(30)	—	(28)	—	+7.1%
Operating income – current	2,272	30.9%	2,020	28.8%	+12.5%
Restructuring costs	(176)	—	5	—	—
Impairment of PP&E and intangibles	(214)	—	(4)	—	—
Other operating income and expenses	16	—	35	—	-54.3%
Operating income	1,898	25.8%	2,056	29.3%	-7.7%
Financial expenses	(56)	—	(104)	—	-46.2%
Financial income	122	—	83	—	+47.0%
Income before tax and associates	1,964	26.7%	2,035	29.0%	-3.5%
Income tax expense	(534)	(7.3)%	(643)	(9.1)%	-17.0%
Effective tax rate	27.2%	—	31.6%	—	—
Share of profit/loss of associates	50	—	140	—	-64.3%
Consolidated net income	1,480	20.1%	1,532	21.9%	-3.4%
Minority interests	103	—	88	—	+17.0%
Net income after minority interests	1,377	18.7%	1,444	20.6%	-4.6%
Average number of shares outstanding (millions)	1,348.8		1,338.5
Earnings per share (in euros)	1.02		1.08		-5.6%

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2006 full-year adjusted consolidated financial statements

€ million	2006 full-year Adjusted consolidated income statement	as % of net sales	2005 full-year Adjusted consolidated income statement	as % of net sales	% change
Net sales	28,373	100.0%	27,311	100%	+3.9%
Other revenues	1,116	3.9%	1,202	4.4%	-7.2%
Cost of sales	(7,555)	(26.6)%	(7,172)	(26.3)%	+5.3%
Gross profit	21,934	77.3%	21,341	78.1%	+2.8%
Research and development expenses	(4,430)	(15.6)%	(4,044)	(14.8)%	+9.5%
Selling and general expenses	(8,020)	(28.3)%	(8,250)	(30.2)%	-2.8%
Other current operating income	391	—	261	—	+49.8%
Other current operating expenses	(116)	—	(124)	—	-6.5%
Amortization of intangibles	(132)	—	(112)	—	+17.9%
Operating income – current	9,627	33.9%	9,072	33.2%	+6.1%
Restructuring costs	(176)	—	(25)	—	—
Impairment of PP&E and intangibles	(217)	—	(7)	—	—
Other operating income and expenses	536	—	79	—	—
Operating income	9,770	34.4%	9,119	33.4%	+7.1%
Financial expenses	(455)	—	(532)	—	-14.5%
Financial income	375	—	287	—	+30.7%
Income before tax and associates	9,690	34.2%	8,874	32.5%	+9.2%
Income tax expense	(2,816)	(9.9)%	(2,774)	(10.1)%	+1.5%
Effective tax rate	29.1%	—	31.3%	—	—
Share of profit/loss of associates	559	—	584	—	-4.3%
Consolidated net income	7,433	26.2%	6,684	24.5%	+11.2%
Minority interests	393	—	349	—	+12.6%
Net income after minority interests	7,040	24.8%	6,335	23.2%	+11.1%
Average number of shares outstanding (millions)	1,346.8		1,336.5
Earnings per share (in euros)	5.23		4.74		+10.3%

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Appendix 4: 2006 fourth-quarter and full-year reconciliations of consolidated income statement to adjusted consolidated income statement

2006 fourth-quarter reconciliation of consolidated income statement to adjusted consolidated income statement (unaudited)

The adjustments to the income statement reflect the elimination of material impacts of the application of purchase accounting to acquisitions, primarily the acquisition of Aventis, amounting to €802 million net of deferred taxes (with no cash impact for the Group).

€ million	Q4 2006 Consolidated (unaudited)	Adjustments		Q4 2006 Adjusted consolidated (unaudited)
Net sales	7,356			7,356
Other revenues	228			228
Cost of sales	(1,976)	19	(a)	(1,957)
Gross profit	5,608	19		5,627
Research and development expenses	(1,211)			(1,211)
Selling and general expenses	(2,153)			(2,153)
Other current operating income	69			69
Other current operating expenses	(30)			(30)
Amortization of intangibles	(974)	944	(b)	(30)
Operating income - current	1,309	963		2,272
Restructuring costs	(176)			(176)
Impairment of PP&E and intangibles	(785)	571	(c)	(214)
Other operating income and expenses	16			16
Operating income	364	1,534		1,898
Financial expenses	(56)			(56)
Financial income	122			122
Income before tax and associates	430	1,534		1,964
Income tax expense	218	(752	)(d)	(534)
Share of profit/loss of associates	30	20	(e)	50
Consolidated net income	678	802		1,480
Minority interests	103			103
Net income after minority interests	575	802		1,377
Average number of shares outstanding (millions)	1,348.8			1,348.8
Earnings per share (in euros)	0.42	0.60		1.02

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The material impacts of the application of purchase accounting to acquisitions (primarily the acquisition of Aventis) and of restructuring charges on the 2006 fourth-quarter consolidated income statement are:

a)	A charge of €19 million arising from the workdown of acquired inventories remeasured at fair value. This adjustment has no cash impact on the Group

b)	An amortization charge of €944 million against intangible assets. This adjustment has no cash impact on the Group.

c)	An impairment loss of €571 million, relating primarily to Ketek and to the launch of a generic of Ramipril in Canada. This adjustment has no cash impact on the Group.

d)	The tax impact primarily comprises:

1.	Deferred taxes of €662 million generated mainly by the amortization charge of €944 million taken against intangible assets, impairment losses on intangibles of €571 million, and the €19 million charge arising from the workdown of acquired inventories remeasured at fair value. This adjustment has no cash impact on the Group.

2.	Reversal of deferred tax liabilities of €90 million due to the tax exemption of some internal capital gains on investments.

e)	In “Share of profit/loss from associates”, a €20 million charge corresponding to amortization and impairment of intangibles (net of tax). This adjustment has no cash impact on the Group.

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2006 full-year reconciliation of consolidated income statement to adjusted consolidated income statement

The adjustments to the income statement reflect the elimination of material impacts of the application of purchase accounting to acquisitions, primarily the acquisition of Aventis, amounting to €2,969 million net of deferred taxes (with no cash impact for the Group) and restructuring charges (€65 million net of tax), i.e. a total impact of €3,034 million.

€ million	2006 Consolidated	Adjustments		2006 Adjusted consolidated
Net sales	28,373			28,373
Other revenues	1,116			1,116
Cost of sales	(7,587)	32	(a)	(7,555)
Gross profit	21,902	32		21,934
Research and development expenses	(4,430)			(4,430)
Selling and general expenses	(8,020)			(8,020)
Other current operating income	391			391
Other current operating expenses	(116)			(116)
Amortization of intangibles	(3,998)	3,866	(b)	(132)
Operating income - current	5,729	3,898		9,627
Restructuring costs	(274)	98	(c)	(176)
Impairment of PP&E and intangibles	(1,163)	946	(d)	(217)
Other operating income and expenses	536			536
Operating income	4,828	4,942		9,770
Financial expenses	(455)			(455)
Financial income	375			375
Income before tax and associates	4,748	4,942		9,690
Income tax expense	(800)	(2,016	)(e)	(2,816)
Share of profit/loss of associates	451	108	(f)	559
Consolidated net income	4,399	3,034		7,433
Minority interests	393			393
Net income after minority interests	4,006	3,034		7,040
Average number of shares outstanding (millions)	1,346.8			1,346.8
Earnings per share (in euros)	2.97	2.26		5.23

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The material impacts of the application of purchase accounting to acquisitions (primarily the acquisition of Aventis) and of restructuring charges on the 2006 full-year consolidated income statement are as follows:

a)	A charge of €32 million arising from the workdown of acquired inventories remeasured at fair value. This adjustment has no cash impact on the Group.

b)	An amortization charge of €3,866 million against intangible assets. This adjustment has no cash impact on the Group.

c)	A pre-tax restructuring charge of €98 million.

d)	Impairment losses of €946 million, relating mainly to Ketek and Ramipril. This adjustment has no cash impact on the Group.

e)	The tax impact primarily comprises:

a.	Deferred taxes of €1,888 million generated primarily by the amortization charge of €3,866 million taken against intangible assets, impairment losses on intangibles of €946 million, and the €32 million charge arising from the workdown of acquired inventories remeasured at fair value. This adjustment has no cash impact on the Group.

b.	Reversal of deferred tax liabilities of €95 million due to the tax exemption of some internal capital gains on investments.

c.	A tax saving of €33 million related to the €98 million of restructuring charges.

f)	In “Share of profit/loss from associates”, a charge of €108 million corresponding to amortization and impairment of intangibles (net of tax) and the workdown of acquired inventories. This adjustment has no cash impact on the Group.

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Appendix 5: Simplified consolidated balance sheet/consolidated statement of cash flows

Simplified consolidated statement of cash flows (unaudited)

€ million	2006 full-year	2005 full-year
Adjusted net income	7,040	6,335
Depreciation, amortization and impairment of property, plant & equipment and intangibles	1,296	983
Impact of restructuring costs*, net of tax	(34)	(530)
Net gain/loss on disposals of non-current assets, net of tax	(558)	(125)
Other items	(134)	(26)

Operating cash flow before changes in working capital	7,610	6,637

Changes in working capital	(1,006)	(239)

Net cash provided by operating activities	6,604	6,398

Acquisitions of property, plant & equipment and intangibles	(1,454)	(1,143)
Acquisitions of investments in consolidated undertakings, net of cash acquired	(509)	(692)
Proceeds from disposals of property, plant & equipment and intangibles, net of tax	1,174	733
Other items	(1)	1

Net cash used in investing activities	(790)	(1,101)

Issuance of sanofi-aventis shares	307	314
Proceeds from sale of own shares on exercise of stock options	50	105
Dividends	(2,050)	(1,614)
Other items	14	174

Change in net debt	4,135	4,276

*	relating to the Aventis acquisition

Simplified consolidated balance sheet

€ million

ASSETS	31/12/06	31/12/05
Property, plant and equipment	6,219	6,184
Intangible assets (including goodwill)	52,210	60,463
Non-current financial assets, investments in associates and deferred taxes	7,174	7,177

Non-current assets	65,603	73,824

Inventories, accounts receivable and current financial assets	11,007	11,872
Cash & equivalents, short-term investments and deposits	1,153	1,249

Current assets	12,160	13,121

Total ASSETS	77,763	86,945

LIABILITIES & EQUITY	31/12/06	31/12/05
Equity attributable to equity-holders of the company	45,600	46,128
Minority interests	220	189

Total shareholders’ equity	45,820	46,317

Long-term debt	4,499	4,750
Provisions and other non-current liabilities	7,920	8,250
Deferred taxes	9,246	12,208

Non-current liabilities	21,665	25,208

Accounts payable and other current liabilities	7,833	8,995
Short-term debt	2,445	6,425
Current liabilities	10,278	15,420

Total LIABILITIES & EQUITY	77,763	86,945

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Appendix 6: Trends in selected adjusted income statement items (after tax)

€ million	Q4 2006	Q4 2005	2006 full-year		2005 full-year
Restructuring costs	(122)	4	(122)		(17)
Net gains/(losses) on disposals	106	34	553	[1]	135	[3]
Provisions for financial instruments, litigation, tax inspections and other items	25	46	38	[2]	50	[4]

TOTAL after tax	9	84	469		168

[1]	including:

-	Exubera®: €384 million

-	Rhodia: €101 million

-	Animal Nutrition: €31 million

[2]	including:

-	tax exposures/settlement of tax disputes: €105 million

-	impairment of Ketek® industrial assets: -€79 million

-	CSL: €43 million

-	provision for investment portfolio: -€26 million

[3]	including:

-	Oral Health: €48 million

-	Transkaryotic: €26 million

-	Viropharma: €22 million

[4]	including:

-	Bayer litigation: €41 million

-	CSL: €34 million

-	provision for investment portfolio: -€23 million

Investor Relations Department

Paris: +33 (0)1.53.77.45.45 – New York: +1.212.551.4018

Email: IR@sanofi-aventis.com

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